                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                              -------------------

                                 SCHEDULE 13D/A
                                 (RULE 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(a)

                               (AMENDMENT NO. 14)


                        PRICE COMMUNICATIONS CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)


                     COMMON STOCK, PAR VALUE $0.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                    741437305
--------------------------------------------------------------------------------
                                 (CUSIP Number)


                                PETER G. SAMUELS
                               PROSKAUER ROSE LLP
                                  1585 BROADWAY
                            NEW YORK, NEW YORK 10036
                                 (212) 969-3335
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                FEBRUARY 7, 2002
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

      If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box /_/


                         (Continued on following pages)

                               (Page 1 of 4 Pages)

------------------------------------                ----------------------------
CUSIP NO. 741437305                    13D                     Page 2 of 4 Pages
------------------------------------                ----------------------------

--------------------------------------------------------------------------------
   1     NAME OF REPORTING PERSONS
         I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

         Robert Price
         ###-##-####
--------------------------------------------------------------------------------
   2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) /X/
                                                                      (b) /_/
--------------------------------------------------------------------------------
   3     SEC USE ONLY

--------------------------------------------------------------------------------
   4     SOURCE OF FUNDS                                               N/A

--------------------------------------------------------------------------------
   5     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E)                       /_/
--------------------------------------------------------------------------------
   6     CITIZENSHIP OR PLACE OF ORGANIZATION

         United States
--------------------------------------------------------------------------------

             NUMBER OF                7   SOLE VOTING POWER
              SHARES
           BENEFICIALLY             --------------------------------------------
             OWNED BY                 8   SHARED VOTING POWER
               EACH                       11,077,298
             REPORTING
            PERSON WITH             --------------------------------------------
                                      9   SOLE DISPOSITIVE POWER

                                    --------------------------------------------
                                     10   SHARED DISPOSITIVE POWER
                                          10,947,081

--------------------------------------------------------------------------------
   11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY
         EACH REPORTING PERSON
         10,947,081
--------------------------------------------------------------------------------
   12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)                 /X/
         EXCLUDES CERTAIN SHARES
--------------------------------------------------------------------------------
   13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
         19.9%

--------------------------------------------------------------------------------
   14    TYPE OF REPORTING PERSON
         IN

--------------------------------------------------------------------------------

         This Amendment No.14 amends and supplements the Schedule 13D, as amended, filed by Robert Price relating to the shares of common stock, par value $0.01 per share (the "Common Stock"), of Price Communications Corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Schedule 13D.


ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The responses to Item 5(a) and (b) are hereby amended by deleting the entire text thereof and inserting the following in lieu thereof:

         (a) Aggregate Number or Percentage of Shares of Common Stock Outstanding Beneficially Owned by the Reporting Person

                  Mr. Price may be deemed for purposes of Rule 13d-3 promulgated under the Securities Act of 1934, as amended (the "1934 Act") to beneficially own 10,947,081 shares of Common Stock or approximately 19.9% of the 55,010,455 shares of Common Stock outstanding as of January 4, 2002, which includes (i) 6,203,100 shares of Common Stock that Mr. Price, as a result of the New Verizon Voting Agreement described in Item 6, has the shared power to direct the vote and disposition of and
                  (ii) 4,743,981 shares of Common Stock that Mr. Price, as a result of the Guardian Voting Agreements described in Item 6, has the shared power to direct the vote and disposition of. Mr. Price disclaims beneficial ownership of 2,506,019 shares of Common Stock that are covered by, but not necessarily voted pursuant to, the Guardian Voting Agreements described in Item 6.

         (b)      Number of Shares and Power to Vote

                  As a result of the Guardian Voting Agreements and the New Verizon Voting Agreement described in Item 6, Mr. Price may be deemed to have the shared power to vote and to dispose of 10,947,081 shares of Common Stock. Mr. Price disclaims beneficial ownership of 2,506,019 shares of Common Stock that are covered by, but not necessarily voted pursuant to, the Guardian Voting Agreements as described in Item 6.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

         The response to Item 6 is hereby amended by inserting the following:

         On February 7, 2002, Mr. Price entered into a Consent and Amendment (the "Farbman Amendment") with Eileen Farbman, as guardian of the property of the Farbman Guardian Stockholders, and Verizon Wireless Inc. The Farbman Amendment amended the Farbman Guardian Voting Agreement to provide that it does not apply to any vote to approve the New Transaction Agreement and any of the transactions contemplated thereby (other than the exchange of the preferred limited partnership interest to be issued to the Company in connection with the transaction contemplated by the New Transaction Agreement, for shares of common stock of Verizon Wireless).

         The Farbman Amendment is filed as Exhibit 1 to Amendment No. 1 to the
Schedule 13D of Ms. Farbman and is incorporated herein by reference.

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                                     February 22, 2002


                                                     /s/ Robert Price
                                                     ---------------------------
                                                     Robert Price
























                                       4